ONTECO CORPORATION
19495 Biscayne Blvd.
Suite 411
Aventura, Florida 33180

May 27, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Raj Rahan
         Senior Staff Accountant
         Brian K. Blanderi
         Branch Chief
         Tia Jenkins
         Senior Assistant Chief Accountant

Re:  Infospi, Inc.
        Form 10-K/A for Fiscal Year Ended
        December 31, 2009
        Filed February 4, 2011
        Supplemental Response submitted March 15, 2011
        File No. 000-53104

To Whom It May Concern:

On behalf of Onteco Corporation, formerly known as InfoSpi, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 28, 2011 (the “SEC Letter”).

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Note 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

1.  In accordance with the staff’s comments, the Company has filed a Current Report on Form 8-K regarding the resignation of Stan J.H. Lee CPA together with Exhibit 16 auditor confirmation letter.

Securities and Exchange Commission
Page Two
May 27, 2011

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 24

2.  In accordance with the staff’s comments, the disclosure has been revised to delete reference to prior management.

Management’s Annual Report on Internal Control Over Financial Reporting, pate 25

3.  In accordance with the staff’s comments, the disclosure has been revised to include the current certifying officer’s conclusion on the effectiveness of internal control over financial reporting.

10-Q/A for Quarter Ended March 31, 2010

Item IV.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 11

4.   In accordance with the staff’s comments, all Quarterly Reports have been revised into include the current certifying officer’s conclusion on the effectiveness of disclosure controls based on his evaluation.

Changes in Internal Controls, page 22

5.    In accordance with the staff’s comments, the disclosure has been revised to indicate that no significant changes were implemented during the respective quarterly periods.

Other Exchange Act Reports

6.   In accordance with the staff’s request, a Current Report on Form 8-K has been filed disclosing that the financial statements included in the Forms 10-Q for the interim periods ended September 30, 2009, March 31, 2010 and June 30, 2010 and the Annual Report on Form 10K for fiscal year ended December 31, 2009 were not to be relief upon due to errors contained therein.

Securities and Exchange Commission
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May 27, 2011

Form 8-K filed February 22, 2011

7.    Please be advised that the Company intends to file a Current Report on Form 8-K within seventy five days from the date of closing of the acquisition of NexPhase Lighting Inc. Management of the Company does not currently consider the Company a shell nor does management consider the Company a shell prior to the acquisition of NexPhase Lighting Inc. Management bases its analysis of the determination of non-shell status on the following:

The Securities and Exchange Commission has issued Rule 144 under Section 4(1) of the Securities Act of 1933, as amended. Rule 144(i) provides as follows:

Unavailability to securities of issuers with no or nominal operations and no or nominal non-cash assets.

1.	This section is not available for the resale of securities initially issued by an issuer defined below:

i.
An issuer other than a business combination related shell company, as defined in Rule 230.405 or an asset backed issuer as defined in Item 1101(b) of Regulation AB (Item 229.1101(b) of this chapter), that has:

A.	No or nominal operations; and
B.	Either:
i.	No or nominal assets;
ii.	Assets consisting solely of cash and cash equivalents; or
iii.	Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

C.	An issuer that has been at anytime previously an issuer described in paragraph (i)(1)(i).

Securities and Exchange Commission
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May 27, 2011

Footnote 32 shell

The Securities and Exchange Commission issued Release 33-8587 to require shell companies that merge with operating companies to file a “super 8-K” shortly after the merger. The part of this release the Company focuses on here in Footnote 32, which reads as follows:

“We have become aware of a practice in which the promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of blank check companies in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction.”

“It is like that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, when promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or to its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

Also of interest is Footnote 31 in this Release:

“One commenter discussed the application of the proposals to “living dead” companies. See letter from Mike Liles, Jr. As described in this comment letter, a “living dead” company is a former operating company with minimal or limited operations. We believe that a former operating company that meets the assets and operations standards in the definition of shell company would be subject to the rules and rule amendments that we are adopting today.”

As management reads this, the Securities and Exchange Commission will also see a “living dead” company as a shell. However, this is noting more than reiterating the guideless of Rule 144 as to what is a shell company – minimal operations or assets.

Securities and Exchange Commission
Page Five
May 27, 2011

There are some factors that management believes will be used in determining if a company is a shell, including the time of operation, type of business potential, a start-up or very early stage company is doing an IPO or other going public event and allowing shareholders to resell their stock in the public market, if the filing is completed less than one year after the company is started, if the IPO is seeking to raise very few dollars and usually ends up raising less, if management of the company has little or no experience in the supposed business they are creating – or have experience in securities, corporate consulting or other specialties closely associated with Wall Street, if the company claims to be based in Canada or Nevada, if the company intends to engage in a business relation to oil, gas or mineral rights, or owns rights in entertainment projects that have not been developed, if the officers, directors, large shareholders or consultants have launched small companies of the sort described above many times before.

In its 111-page release on changes to Rule 144, the Securities and Exchange Commission stated in footnote 172 that a start-up business, or one with minimal operations, does not necessarily fit the definition of a shell company.

This is a notable change from several years ago when the Securities and Exchange Commission defined a shell company as one with no or nominal assets and no real operations. Most reverse merger practitioners understood “nominal” to mean have less than $1,000,000 in operations or non-cash assets.

We believe that this new definition assists legitimate, smaller companies on the Bulletin Board that have real operations who can avoid any stigma of being a shell. This gives a much wider berth of how a small business can view their company. A combination of 172 and (other Rule 144 changes) allows an emerging growth company to qualify.

The Facts

As disclosed in the Annual Report on Form 10-K for fiscal year ended December 31, 2009, there was a change in control approximately September 16, 2009. Subsequently, the business operations involved the commercialization of proven technologies which have been developed to address such areas as sewer and sludge conversion and used tires and plastic recovery. The Company also had an office in Fort Lauderdale with five employees and additional offices in the United Kingdom and Valencia and was seeking to set up a fabrication center in Israel to take advantage of important technology.

Securities and Exchange Commission
Page Six
May 27, 2011

The financial statements for fiscal year ended December 31, 2009 indicate that since its inception, the Company has been in a development stage, wherein consistent with its category of business, expenditures have been incurred in terms of development costs, labor and outside professional labor costs.  Therefore, since inception and certainly since September 16, 2009, the Company has had operations which have required ongoing activities of capital formation to fund its development.

During 2009-2010, the Company embarked on the sales and marketing of plants for the recycling of consumer consumables, wherein third-party licenses for such technologies were sought, and municipal end-user customers (e.g., cities, counties, etc.), were the recipient of proposals for the installation of such recycling equipment.   The aforementioned sales and marketing effort was ongoing, and by its nature, required the full attention of the Company’s officers and/or directors, who in many cases, had personal contacts or knowledge of, potential customers in the United States and other countries struggling with the same recycling challenges.

Moreover, because of the scope of the above activities, and the significant amount of capital expenditures required to begin the operation of such equipment (that is, millions of U.S. dollars), the sales cycle is over a year, and the administrative and finance steps to completion of a sale are many.  (Financing being a major hurdle, since it is usually public money that needs to be allocated for the project.)

Onteco Corporation therefore maintains that that the company during its lifespan has had continuous operations, and that such operations were not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as: “titular; existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like, in comparison to what might properly be expected, as scarcely to be entitled to the name; e.g., a nominal price.  Considering that the Company at the time was and remains a “small business issuer”, the scope of its operations, sales and marketing efforts since have been constrained by its capital resources, but at no time did its operational efforts lapse.  Moreover, at no time have such operations been “not real” or existing in name only, and continue today.

Sincerely,

Onteco Corporation

By:  /s/ Dror Svorai
Dror Svorai, President//Chief Executive Officer